TAHOE RESOURCES REPORTS STRONG FIRST PRODUCTION YEAR

VANCOUVER, British Columbia - February 17, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported select preliminary unaudited financial and operational results for the fourth quarter of 2014 and the year ending December 31, 2014, with the Company completing its first year of commercial production at the Escobal mine.

Highlights for Q4 2014 and the year ending December 31, 2014 are (all amounts in U.S. dollars unless otherwise stated):

•	Silver produced in concentrate was 5.2 million ounces and 20.3 million ounces during the fourth quarter and year ended December 31, 2014, respectively.
•	Total cash cost per silver ounce produced net of byproduct credits for the fourth quarter and year ended December 31, 2014 was $4.91 and $6.16, respectively.
•	All-in sustaining cost per silver ounce produced net of byproduct credits for the fourth quarter and year ended December 31, 2014 was $7.70 and $8.96, respectively.
•	Revenue generated from concentrate sales was $65.4 million and $350.3 million for the fourth quarter and year ended December 31, 2014, respectively. Fourth quarter revenues were impacted by a large year-end inventory of concentrate which is being sold in the first quarter of 2015. Additionally, provisional pricing adjustments negatively impacted revenue and resulted in a realized price of $14.99 per ounce of silver in the fourth quarter.
•	Net earnings attributable to common shareholders amounted to $10.0 million and $90.8 million for the fourth quarter and year ended December 31, 2014, respectively, or $0.07 and $0.62 per share, respectively.
•	Net cash provided by operating activities was $17.8 million and $119.3 million for the fourth quarter and year ended December 31, 2014, respectively.
•	Cash and cash equivalents at December 31, 2014 were $80.4 million.
•	Mill throughput during the quarter totaled 319,632 tonnes and averaged 3,474 tonnes per day (tpd) for the quarter while totals for the year were 1.25 million tonnes and averaged 3,413 tpd.
•	The Company reported its first Proven and Probable mineral reserve estimates with the publication of a NI 43-101 compliant Feasibility Study released November 5, 2014.
•	The Company repaid $25 million of its debt facility during the year.
•	The Board of Directors approved a monthly dividend of $0.02 per share commencing in December 2014.

Tahoe President and COO Ron Clayton said, “In our first year of commercial production, Tahoe was profitable and generated strong cash flow despite a 20 percent decline in the silver price. Our team was able to quickly commission the mine and mill, overcoming the challenges that are typically associated with startup. We have clearly demonstrated ourselves as a low cash-cost silver producer.”

Vice Chair and CEO Kevin McArthur added, “We completed an excellent fourth quarter at Escobal, particularly when you consider the delayed cash flow and earnings caused by higher than normal year-end concentrate inventories. We produced 5.2 million ounces of silver in concentrate in the fourth quarter, and are now selling into a higher 2015 silver price environment.”

Financials
This release contains preliminary unaudited financial information. Audited consolidated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2014 are scheduled for dissemination on March 11, 2015.

Tahoe Resources and Rio Alto Mining Combine
On February 9, 2015, Tahoe Resources Inc. and Rio Alto Mining Limited announced that they have entered into a Plan of Arrangement to combine their respective businesses and create a new, leading intermediate precious metals producer. The merger is expected to close in April 2015, subject to shareholder and regulatory approvals.

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

# # #

Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Notes
The Company has included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. “Total Cash Cost” was divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company’s primary business is silver production with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of the Company’s revenue and is considered byproduct. When deriving the production costs associated with an ounce of silver, the Company deducts byproduct credits from gold, lead and zinc sales, which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

The Company reports total production costs and total cash costs on a silver ounces produced basis. The Company follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

The Company has also adopted the reporting of all-in sustaining costs per silver ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning, and the Company has utilized an adapted version of the guidance released by the World Gold Council. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

Total cash cost per silver ounce produced before by-product credits was $7.12 and $8.76 for the fourth quarter and year ended December 31, 2014, respectively. Gold, lead and zinc by-product credits were calculated as follows:

		Three Months Ended				Year Ended
		December 31, 2014				December 31, 2014
			Total	Credit per			Total	Credit per
	Quantity	Unit Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	1,567	$1,198	$1,878	$0.36	8,361	$1,258	$10,518	$0.52
Lead Tonnes	1,818	$1,754	$3,188	$0.61	9,131	$2,053	$18,747	$0.92
Zinc Tonnes	3,068	$2,112	$6,481	$1.24	10,652	$2,220	$23,652	$1.16

These non-GAAP financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807